[redacted]

14049681

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8 - 40644

SEC MAIL PROCESSING
RECEIVED
MAR 11 2014
WASH DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEB Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 33rd Floor
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Long — (212) 907 - 4622
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Steven C. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEB Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP. FINANCE
Title

EVELYN MARTINEZ
Notary Public, State of New York
No. 01MA6267792
Qualified in Richmond County
Commission Expires August 20, 2016

Notary Public
2/18/14

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEB SECURITIES, INC. (f/k/a SEB Enskilda, INC.)
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

SEB SECURITIES, INC. (f/k/a SEB Enskilda, Inc.)
(A Wholly Owned Subsidiary of SEB AB)

CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To SEB Securities, Inc. (f/k/a SEB Enskilda, Inc.)

We have audited the accompanying statement of financial condition of SEB Securities, Inc. (f/k/a SEB Enskilda, Inc.) (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SEB Securities, Inc. (f/k/a SEB Enskilda, Inc.) as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 28, 2014

SEB SECURITIES, INC. (f/k/a SEB Enskilda, Inc.)
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash	$	12,846,909
Receivable from broker-dealers and clearing broker, including clearing deposit of $100,000		389,283
Receivable from customers		1,452,835
Taxes receivable		1,136,008
Due from Parent		645,124
Due from affiliates		728,421
Collateral on stock borrowed		37,524,125
Other assets		113,267
Total assets	$	54,835,972
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued compensation	$	403,062
Payable to broker-dealers		1,452,835
Accounts payable and accrued liabilities		317,396
Due to affiliates		166,263
Collateral due to Parent		37,524,125
Total liabilities		39,863,681
Commitments and contingencies (Note 7)		
Stockholder's equity		
Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares		10
Additional paid-in capital		2,469,641
Retained earnings		12,502,640
Total stockholder's equity		14,972,291
Total liabilities and stockholder's equity	$	54,835,972

See accompanying notes to financial statement.

1. Nature of operations

SEB Securities, Inc. (f/k/a SEB Enskilda, Inc.) (the "Company") is a wholly owned subsidiary of Skandinaviska Enskilda Banken AB (publ) ("SEB AB" or the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as financial advisory services in connection with transatlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a receipt versus payment/delivery versus payment basis. The Company also executes and clears U.S. securities trades through an unaffiliated clearing broker on a fully disclosed basis.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 28, 2014. Subsequent events have been evaluated through this date.

Cash and cash equivalents

The Company's cash at December 31, 2013 was held at two financial institutions. The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2013.

Receivable from and Payable to Broker-Dealers

Receivable from and payable to broker-dealers consist primarily of failed-to-deliver/failed-to-receive transactions with an affiliate.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Furniture, Equipment and Leasehold Improvements

The Company is sharing furniture, equipment and leasehold improvements with SEB NY (see Note 4). It also leases equipment from a third party vendor.

2. Summary of significant accounting policies (continued)

Commission Income

The Company earns commissions from customers' securities transactions. Commission income and related clearing costs are recorded on a trade date basis.

Underwriting Income

Underwriting income includes underwriting fees, which the Company earns for its participation with its affiliates in initial offerings. Such revenues are recognized in the statement of operations, net of expenses, when the services related to the underlying transaction are completed under the terms of the agreement or contract.

Securities Finance Income

The Company earns securities finance income in accordance with a revenue sharing agreement based on its participation in securities lending transactions as part of a global trading book with several affiliated entities. Each transaction involves borrowing securities from one counterparty and lending to a second counterparty, which may be either an affiliate in the global book or a third party. As a result, revenues cannot be directly assigned to individual members of the global book. Revenues are, therefore, allocated to the Company and other members in the global book based on relative trader compensation of the member firms.

The firm also engages in conduit, or principal, securities borrowing and lending activities involving U.S. institutional counterparties whereby the Company borrows fully-paid U.S. securities from a U.S.-based institutional lender (in exchange for the provision of collateral to the lender) and, then, on-lend such securities to SEB AB (in exchange for the receipt of collateral from SEB AB, as borrower). The Company receives, as consideration for its conduit lending activities, a credit spread between its borrowing cost and its lending fee.

Capital Markets Income

The Company began marketing capital market products to U.S. investors in 2011. The buy and sell side of each trade are executed together to ensure the Company does not own or maintain an inventory, and revenue is recognized for the gain or loss on trading activity on a trade-date basis.

Interest Income

The Company earns interest income primarily on cash balances which is recognized on an accrual basis.

Long-term Incentive Compensation

Long-term incentive compensation cost is measured at the date of grant based on the fair value of the award and is recognized as expense on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (the "vesting period") (see Note 5). The award will be settled through purchases of Parent stock in the open market. As such, the Company accrues a liability over the vesting period, which is included in 'accounts payable and accrued expenses' on the statement of financial condition. At the same time, the Parent has agreed to contribute capital to cover all payouts under the plans (see Note5). Each period, the Company records a contribution and receivable from the Parent until payouts are made under the plans. The receivable is included in 'Due from Parent' on the statement of financial condition.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2013. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Liabilities subordinated to claims of general creditors

As of December 31, 2013, the Company is in the process of negotiating a renewal of the subordinated loan agreement with its Parent which matured as of September 11, 2013. There were no draws on the subordinated loan during 2013.

4. Related party transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 2001, research costs are allocated to the Company based on the percentage of the Company's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customer transactions. Additionally, information technology costs are separately allocated based on the percentage of the Company's revenue to the Parent's total revenue. For 2013, the Company has recorded allocated costs from the Parent of approximately $3,641,000 which are included in 'allocated costs' in the statement of operations. At December 31, 2013, the Company had a receivable from its Parent of approximately $861,000 for trading commissions, fee income, and reimbursements, as well as a payable to the Parent for clearing fees of approximately $247,000. These balances are reported net in the statement of financial condition.

The Company operates under service level agreements with an affiliate, Skandinaviska Enskilda Banken New York ("SEB NY"), under which the Company agreed to reimburse the affiliate for finance, accounting, information technology, operations and other support costs ("Allocated Costs") provided by SEB NY to the Company. For 2013, the Company has recorded allocated costs from SEB NY of approximately $1,786,000 which are included in 'allocated costs' in the statement of operations. At December 31, 2013, the Company had a liability to SEB NY related to these costs of $23,000. SEB NY also sponsors the 401(k) plan in which the Company's employees participate. At December 31, 2013, the Company had a liability to SEB NY of approximately $143,000 for pension costs included in 'due to affiliates' in the statement of financial condition. Additionally, a cash balance of, approximately $146,000 was maintained with SEB NY at December 31, 2013 and is included in 'due from affiliates' in the statement of financial condition.

The Company shares office space with SEB NY (see Note 7), which includes sharing furniture and certain equipment. There were no amounts due at December 31, 2013 under the lease agreement.

5. Employee compensation programs

The Company's remuneration is based on three major components: base pay, variable pay and pension/benefits. Variable pay is all compensation that is not predetermined to any size or amount. Variable pay includes both short-term incentive ("STI") and long-term incentive ("LTI") programs.

Long Term Incentive Program ("LTI")

For several years the Parent has offered a long-term equity-based incentive programs for select employees. Until 2011, these programs were offered, managed and the sole obligation of the Parent. The Company did not have control or any liability to these programs even though some of the Company's personnel were enrolled in the programs. In 2011, the financial implications of these programs were assumed by the Company for its employees; however the Parent contributes capital to cover all payouts under the plans and retains the liability created by the plans. The three programs and key features are as follows:

5. Employee compensation programs (continued)

Performance Share Program (PSP)
- Awarded to a small number of selected senior executives.
- Performance shares have a maximum term of seven years, a vesting period of three years and an exercise period of four years. Performance shares are not securities that can be sold, pledged or transferred to another party.
- The value of the share depends on, total shareholder return in relationship to the markets required return based on the interest of Swedish Government 10 year bonds and total shareholder return in relationship to SEB's competitors. Equally weighted.

Share Matching Program (SMP)
- Offered to a small number of selected senior executives.
- The programs are based on performance, have a vesting period of three to seven years and are settled with SEB AB Class A shares.

Share Savings Program (SSP)
- Offered to all staff
- Participants may save a maximum of five percent of their gross base salary during a twelve month period. For the saved amount, SEB AB Class A shares are purchased at the current stock exchange rate four times a year. If the shares are retained by the employee for three years and the employee remains with the Company, the employee will receive one Class A share for each retained share.

To account for these plans the estimated total cost of each program is calculated and expensed evenly over the service period until payment to the employee. Periodically the estimated outstanding liability to these programs is recalculated based on current data. The estimated cost of the plans for the year ended December 31, 2013 was approximately $31,000 and is included in 'employee compensation and benefits' on the statement of operations. As of December 31, 2013, the liability for unsettled equity awards is approximately $97,000 and is included in 'accrued compensation' on the statement of financial condition, with an offsetting receivable due from Parent of approximately $31,000 on the statement of financial condition.

Short Term Incentive Program ("STI")

The size of any STI is adjusted for risk and based on the individual employee's performance as well as the business unit's performance and the overall performance of the company. If performance warrants, STIs are awarded in February. Most staff but especially "Specially Regulated Staff" will get part of STI deferred for three to five years, depending on employee category. SEB holds the privilege to change the conditions for or abolish the compensation.

6. Securities finance

The firm engages in conduit, or principal, securities borrowing and lending activities involving U.S. institutional counterparties whereby the Company borrows fully-paid U.S. securities from a U.S.-based institutional lender (in exchange for the provision of collateral to the lender) and, then, on-lend such securities to SEB AB (in exchange for the receipt of collateral from SEB AB, as borrower). The Company receives, as consideration for its conduit lending activities, a credit spread between its borrowing cost and its lending fee.

As of December 31, 2013 the firm had borrowed and lent stock valued at approximately $35.3 million. The cash collateral outstanding and received was approximately $37.5 million.

7. Income taxes

The components of income tax expense (benefit) for the year ended December 31, 2013 are as follows:

Current	
Federal	$ -
State and local	8,641
	8,641
Deferred	
Federal	1,032,655
State and local	865,702
	1,898,357
	$ 1,906,998

The tax-affected components of deferred income tax assets consisted of the following at December 31, 2013:

Federal & state net operating loss carryforwards	$ 2,384,486
Temporary differences	93,758
Gross deferred tax assets	2,478,244
Valuation allowance	(2,478,244)
Deferred tax assets	$ -

The Company files Federal, New York State and New York City income tax returns. The Company's effective federal tax rate differs from the statutory rate primarily due to the effects of state and local taxes. The Company's deferred tax asset of approximately $2,478,000 is primarily attributable to net operating losses, as well as differences in the recognition of current period accrued bonuses for financial and tax reporting purposes. A valuation has been recorded against the entire deferred tax asset balance as of December 31, 2013.

8. Commitments and contingencies

Operating Leases

The Company leases its office space under an operating lease with SEB NY which commenced on July 1, 2006 and expired on February 28, 2010. Subsequent leases have been extended for one-year terms and are reviewed annually. The aggregate future minimum annual rental payments for 2014 are approximately $359,000.

Rent expense was approximately $446,000 for the year ended December 31, 2013.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

9. Pension plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible United States employees. The Company's contributions to the defined contribution plan were approximately $143,000 for the year ended December 31, 2013.

10. Off-balance-sheet risk and concentration of credit risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

Pursuant to a clearance agreement, the Company introduces all of its U.S. dollar trades to a clearing broker on a fully-disclosed basis. All of the customers' cash balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from the clearing broker are pursuant to this clearance agreement and include a clearing deposit of $100,000.

The Company maintains its cash in financial institutions, which at times, exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

11. Net capital requirement

The Company, as a member of the FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Standard. Under this method, the Company's net capital, as defined, shall not be less than $250,000. At December 31, 2013, the Company had net capital of approximately $11,967,000, which exceeded the required minimum net capital by $11,717,000.

12. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) and (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".